

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

January 5, 2009

**Via U.S. Mail and Fax**
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1555
Dallas, TX 75201

>      **RE:    Lighting Science Group Corp.**
>              **Forms 10-K for the fiscal year ended December 31, 2007**
>              **Filed March 31, 2008 and**
>              **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
>              **Filed May 14, 2008 and August 14, 2008, respectively**
>              **File No. 0-20354**

Dear Mr. Hamilton:

We issued comments to you on the above captioned filing(s) on October 21, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 15, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 15, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director